Exhibit 99.1

L&S LIGHT & STRONG LTD.	STATEMENTS OF COMPREHENSIVE LOSS

	As at June 30		As at December 31
	2016	2015	2015
	Unaudited		Audited
	US $ in thousands
Current Assets
Cash and cash equivalents	121	209	14
Restricted bank deposit	52	40	51
Trade accounts receivable	683	456	452
Other accounts receivable	89	113	109
Inventory	1,138	577	767
	2,083	1,395	1,393
Fixed Assets, Net	488	552	503
	2,571	1,947	1,896

	As at June 30		As at December 31
	2016	2015	2015
	Unaudited		Audited
	US $ in thousands
Current liabilities
Short-term credit and current maturities of long- term loans	156	-	-
Trade accounts payable	894	299	639
Other accounts payable	536	359	437
	1,586	658	1,076
Long-term liabilities
Related parties loan payable	2,282	2,302	2,525
Loan from a bank	108	-	-
Severance pay liability	67	61	58
	2,457	2,363	2,583
Stockholders' deficiency
Share capital	482	482	482
Share premium	5,366	5,366	5,366
Reserves	1,849	968	1,010
Share based compensation capital reserve	2,367	689	1,355
Accumulated deficit	(11,536)	(8,579)	(9,976)
	(1,472)	(1,074)	(1,763)
	2,571	1,947	1,896

L&S LIGHT & STRONG LTD.	STATEMENTS OF COMPREHENSIVE LOSS

	Period of 6 months ended		Period of 3 months ended		Year ended
	June 30		June 30		December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	US $ in thousands
Statement of Operations
Revenues	3,117	1,953	1,572	918	4,019
Cost of revenues	2,592	1,998	1,303	1,030	4,147
Gross profit (loss)	525	(45)	269	(112)	(128)

Research and development expenses	1,012	751	815	624	909
Selling and marketing expenses	50	42	26	22	87
General and administrative expenses	430	339	284	218	1,131
Operating loss	(967)	(1,177)	(856)	(976)	(2,255)

Financial expenses	(593)	(294)	(411)	(164)	(619)

loss for the period	(1,560)	(1,471)	(1,267)	(1,140)	(2,874)

Other comprehensive income (loss):
Actuarial gains	-	-	-	-	6
Foreign currency translation differences	(50)	(36)	23	(34)	6
	(50)	(36)	23	(34)	12
Total comprehensive loss for the period	(1,610)	(1,507)	(1,244)	(1,174)	(2,862)

Basic and dilutive loss per share (in US dollars)	(0.02)	(0.03)	(0.02)	(0.02)	(0.053)
Weighted average shares	54,394,185	52,743,476	54,394,185	52,744,661	53,769,589

L&S LIGHT & STRONG LTD.
STATEMENTS OF STOCKHOLDERS' DEFICIENCY

	Period of 6 months ended
	June 30
	2016
	Share Capital	Share premium	Shareholders transaction reserve	Foreign currency translation reserve	Share based compensation capital reserve	Accumulated deficit	Total
	Unaudited
	US $ in thousands
BALANCE AT January 1 2016	482	5,366	1,180	(170)	1,355	(9,976)	(1,763)
Share based compensation to employees and service providers	-	-	-	-	1,012	-	1,012
Capital contribution from interest at less than market rate on related party loans	-	-	889	-	-	-	889
Other comprehensive loss	-	-	-	(50)	-	-	(50)
Loss for the period	-	-	-	-	-	(1,560)	(1,560)
BALANCE AT June 30, 2016	482	5,366	2,069	(220)	2,367	(11,536)	(1,472)

L&S LIGHT & STRONG LTD.
STATEMENTS OF STOCKHOLDERS' DEFICIENCY

	Period of 3 months ended June 30
	2016
	Share Capital	Share premium	Shareholders transaction reserve	Foreign currency translation reserve	Share based compensation capital reserve	Accumulated deficit	Total
	Unaudited
	US $ in thousands
BALANCE AT April 1 2016	482	5,366	1,234	(243)	1,442	(10,269)	(1,988)
Share based compensation to employees and service providers	-	-	-	-	925	-	925
Capital contribution from interest at less than market rate on related party loans	-	-	835	-	-	-	835
Other comprehensive loss	-	-	-	23	-	-	23
Loss for the period	-	-	-	-	-	(1,267)	(1,267)
BALANCE AT June 30, 2016	482	5,366	2,069	(220)	2,367	(11,536)	(1,472)

L&S LIGHT & STRONG LTD.
STATEMENTS OF STOCKHOLDERS' DEFICIENCY

	Period of 6 months ended
	June 30
	2015
	Share Capital	Share premium	Shareholders transaction reserve	Foreign currency translation reserve	Share based compensation capital reserve	Accumulated deficit	Total
	Unaudited
	US $ in thousands
BALANCE AT January 1 2015	482	5,346	1,180	(176)	-	(7,108)	(276)
Share based compensation to employees and service providers	-	-	-	-	689	-	689
Shares issued for services	-	20	-	-	-	-	20
Other comprehensive loss	-	-	-	(36)	-	-	(36)
Loss for the period	-	-	-	-	-	(1,471)	(1,471)
BALANCE AT June 30, 2015	482	5,366	1,180	(212)	689	(8,579)	(1,074)

L&S LIGHT & STRONG LTD.
STATEMENTS OF STOCKHOLDERS' DEFICIENCY

	Period of 3 months ended June 30
	2015
	Share Capital	Share premium	Shareholders transaction reserve	Foreign currency translation reserve	Share based compensation capital reserve	Accumulated deficit	Total
	Unaudited
	US $ in thousands
BALANCE AT April 1 2015	482	5,346	1,180	(178)	-	(7,439)	(609)
Share based compensation to employees and service providers	-	-	-	-	689	-	689
Shares issued for services	-	20	-	-	-	-	20
Other comprehensive loss	-	-	-	(34)	-	-	(34)
Loss for the period	-	-	-	-	-	(1,140)	(1,140)
BALANCE AT June 30, 2015	482	5,366	1,180	(212)	689	(8,579)	(1,074)

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

	Period of 6 months ended		Period of 3 months ended		Year ended
	June 30		June 3		December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	US $ in thousands
Cash Flows from Operating Activities
Loss for the period	(1,560)	(1,471)	(1,267)	(1,140)	(2,874)
Adjustments necessary to present cash flow from operating activities:
Expenses not involving cash flows:
Depreciation	40	38	20	19	77
Increase in severance pay liability, net	8	8	5	4	8
Capital gain	(1)	-	-	-	-
Share based compensation to employees and service providers	1,012	689	925	689	1,374
Shares issued for services	-	19	-	19	-
	1,059	754	950	731	1,459

Decrease (Increase) in trade accounts receivable	(224)	235	(86)	246	226
Decrease (Increase) in other accounts receivable	15	43	(12)	99	13
Increase (Decrease) in inventory	(360)	241	43	41	32
Increase (Decrease) in trade accounts payable	246	(223)	(152)	(88)	127
Increase (Decrease) in other accounts payable	93	46	48	(3)	136
Change in related party loans, net	561	270	401	139	574
Revaluation loan	4	-	(1)	-	-

Tax payments	-	-	-	-	32
	1,394	1,366	1,191	1,165	2,599
Net cash provided by (used in) operating activities	(166)	(105)	(76)	25	(275)

L&S LIGHT & STRONG LTD.

NOTES TO FINANCIAL STATEMENTS

	Period of 6 months ended		Period of 3 months ended		Year ended
	June 30		June 30		December 31
	2016	2015	2016	2015	2015
	US $ in thousands
Cash Flows from Investing Activities
Purchase of fixed assets	(21)	(10)	(8)	(2)	(18)
Proceeds from sale of fixed assets	3	-	-	-	1
Increase in restricted bank deposit	-	-	-	-	(12)
Net cash used in investing activities	(18)	(10)	(8)	(2)	(29)

Cash flows from financing activities:
Short-term bank credit, net	103	-	27	-	-
Receipt of loans and long-term liabilities	208	-	-	-	-
Proceeds from share issued for cash	-	1	-	1	1
Net cash provided by Financing Activities	311	1	27	1	1
Increase (Decrease) in cash and cash equivalents	127	(114)	(57)	24	(303)

Effect of changes in exchange rates on cash balances in foreign currencies	(20)	9	(27)	23	3

Cash and cash equivalents at the beginning of the period	14	314	205	162	314
Cash and cash equivalents at end of period	121	209	121	209	14